BIT ORIGIN LTD.

375 park Ave, Fl 1502

New York, NY 10152

March 1, 2023

Via Edgar Correspondence

Ms. Sonia Bednarowski

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bit Origin Ltd.
Amendment No. 3 to Registration Statement on Form F-3
Filed February 6, 2023
File No. 333-268501

To whom it may concern,

This letter is in response to the letter dated February 15, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bit Origin Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement Amendment No. 3”) is being submitted to accompany this letter.

Amendment No.2 to Registration Statement on Form F-3 Filed February 6, 2023

Prospectus Summary

Business Overview, page 5

1. Refer to your response to prior comment 3. Please revise to clarify who maintains control of, or has access to, the private keys for your Bitcoin wallets, and the security processes and procedures you have in place for withdrawing or transferring Bitcoin from those wallets.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that the Chief Executive Officer and Chief Financial Officer of the Company maintain countl of and have access to the private key. We have policy to safeguard our crypto assets. All the transactions involving the Bitcoins, such as withdrawing, transferring, or selling the Bitcoins from our wallet must be set up by the Vice President, authorized by the Chief Financial Officer and executed by the Chief Executive Officer. We also verbally confirm the wallet address with the receiver and perform a trial transaction with 0.01 Bitcoin before any transactions to verify the wallet address of the receiver. Additionally, we capture and keep record of the screenshots of the transactions and balance of the wallet on a daily basis. We revised the disclosure on page 6 of the Registration Statement Amendment No. 3.

Miners, page 5

2. Refer to your response to prior comment 2. Please disclose the range of bitcoin prices for the periods covered by each table up to the most recent practicable date, and clarify how you calculated the "weighted average" of the hosting price. Also, we note your disclosure on page 6 that "[t]he depreciation expenses are the sunk cost to the mining operation at $17,600/BTC mined." To the extent that these costs are not included in your breakeven analyses on page 6, please include these costs or tell us why you believe this is not necessary. In addition, please revise your disclosure on page 5 to discuss the impact to your business of your policy to hold bitcoin instead of trading it for fiat currency.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised the disclosure on page 6 of the Registration Statement Amendment No. 3 that from May 1, 2022 to November 30, 2022 the Bitcoin price range was between $15,787 and $39,698; from December 1, 2022 to February 27, 2023, the Bitcoin price range was between $16,440 and $24,829.

In addition, we corrected “weighted average” to “average” of the hosting price.

The breakeven price primarily illustrates the threshold that might result in negative cashflow for mining operation. We believe depreciation expenses is irrelevant to the threshold and shall not be a meaningful operation ratio for the management.

We also revised the disclosure on page 5 of the Registration Statement Amendment No. 3 that if the Bitcoins price decreases when we trade the Bitcoins for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact.

Mining Facilities

Cheyenne, Wyoming, page 9

3. Refer to your response to prior comment 6. In addition, we note that Dr. Jiaming Li is the founder of the general partner MineOne Partners Limited. Please revise to clarify whether this limited partnership represents a related party transaction and provide a more detailed discussion of the terms of the partnership agreement. Finally, clarify whether the terms of the partnership were negotiated at arm's length.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that Dr. Jiaming Li resigned as the director of MineOne Partners Limited on November 30, 2021 before he joined the Company as the President on December 6, 2021. We do not believe that the investment in the limited partnership was a related party transaction. The terms of the partnership were negotiated at arm's length.

Impact of Recent Developments Regarding Crypto Asset Market, page 11

4. Refer to your response to prior comment 8. Please revise to discuss any pending regulation related to electricity consumption by mining companies or the exchange of crypto assets.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised the disclosure on page 13 and added a risk factor “Pending regulation related to electricity consumption by mining companies may impact our result of operation” on page [23] of the Registration Statement Amendment No. 3.

Recent Developments, page 13

5. Refer to your response to prior comment 12. Please revise to identify the Lender.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised to disclose on page 13 of the Registration Statement Amendment No. 3 that the lender is Pony Partners Ltd.

The October 2022 Private Placement

The Private Placement

Security and Pledge Agreement, page 24

6. Refer to your response to prior comment 12. Please reconcile your disclosure on page 24 that "[t]he Security and Pledge Agreement granted a security interest in favor of the Collateral Agent . . . for the benefit of the Selling Shareholder in all personal property and assets, whether now owned or thereafter acquired (including all crypto assets)," with your disclosure on page 22 that you "have pledged a portion of [y]our Bitcoins as collateral for financing, including the transaction as discussed under the section titled 'The October 2022 Private Placement.'”

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised the disclosure on page 22 of the Registration Statement Amendment No. 3 that we have pledged all of our Bitcoins as collateral for financing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Lucas Wang
Name:	Lucas Wang
Title:	Chief Executive Officer